November 8, 2019

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

RE:	Internet Sciences Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted July 29, 2019

CIK No. 0001720286

In response to your letter dated August 12, 2019 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Internet Sciences Inc. (the “Company”). Amendment No. 2 to the Draft Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Draft Registration Statement on Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s August 12, 2019 letter in italicized text immediately before our response.

DRS/A Submitted July 29, 2019

Cover Page of Prospectus, page 3

1. Refer to your response to comment 1. Pursuant to Item 501(b)(3) of Regulation S-K, disclose on the cover page the aggregate net proceeds that you will receive in this offering assuming all of the shares are sold at the offering price.

Response: We have revised our disclosure in accordance with your recommendation on the Cover Page of our Prospectus.

Prospectus Summary, page 5

2. Refer to your response to comment 3. Provide support in the prospectus for the statement that you will inherit an expansive network infrastructure operating at c10% capacity, and disclose what you mean by c10% capacity. Also clarify what clients you will be migrating from legacy technology to the acquisition targets' more efficient technology, and how you are determining the efficiency of technology for the target. Also, to the extent it is possible you will not complete the anticipated acquisitions, discuss the risks associated with relying on the above expectations.

Response: We have removed the statement that “we will inherit an expansive network infrastructure operating at c10% capacity” and we have revised our disclosure as follows:

“We see our market opportunities as follows:

Opportunities in building a high margin business model-open source platform, software and hardware which offer substantial cost-savings on licenses, with better security and reliability than many leading closed-source platforms.

We intend to target acquisitions in digital telecommunication that are Tier 2 network providers, furthering opportunities with services delivered over guaranteed access networks, increasing security, quality and speed:

•          By migrating future clients who might use legacy technology to more efficient technology, this migration will significantly increase rental margins.

•          By marketing internet hosted telephone platforms to satisfy demand in the global marketplace for telephone systems and services “in the cloud”.

•          By integrating existing installations into multimedia contact center environment.

•          By capitalizing on general transposition of IT services not “in the cloud”, requiring the faster, more robust

•          internet connectivity that some of the acquisition targets are primed to provide.

•          By integrating voice services with multimedia contact center applications.”

Description of Business, page 19

3. Refer to your response to comment 6. Clarify in the prospectus your organizational structure as it relates to Trine Digital Broadcasting Ltd. We also note that Trine Digital Broadcasting Ltd, was incorporated in the United Kingdom on July 3, 2017 as a Variable Interest Entity. Briefly disclose what a Variable Interest Entity is, the reason for adopting the structure, and highlight the most material risks.

Response: We have revised our disclosure as follows: “On October 5, 2019, the Company changed its name to Internet Sciences Inc. (“ISI”). Internet Sciences Inc. (“ISI” or the “Company”), formerly known as Luxury Trine Digital Media Group Inc., is a development stage emerging diversified information and communications technology company specializing in cutting-edge digital transformation services, including new-media technology; telecommunication and network carrier services; IoT-enabled solutions; and managed ICT, managed cloud services, data centers and co-location services.

ASC 810-10-25-38, “Consolidation of Variable Interest Entities” requires a variable interest entity (“VIE”) to be consolidated by a company if that company absorbs a majority of the VIE’s expected losses and/or receives a majority of the entity’s expected residual returns as a result of holding variable interests. Trine Digital Broadcasting is a variable interest entity as defined by ASC 810-10-25-38. As ISI owns 49.9% of the VIE and the founder (CEO) majority shareholder (a related party) of ISI controls the remaining 50.1%, ISI has been determined to be the primary beneficiary of this VIE. The VIE was formed to expand the business of ISI into the United Kingdom. There are no formal explicit arrangements as of June 30, 2019 that requires ISI to provide financial support to the VIE, although financial support is implied by the relationship. There were no assets and liabilities of the VIE as of June 30, 2019. Related to consolidated VIEs, it is the Company’s policy not to present non-controlling interest separately on the Company’s financial statements. During the year ended December 31, 2017, there was $2,346 of contributed capital of the Company that was used for formation expense of the VIE.

We are unaware of any material risks associated with this VIE.”

4. Refer to your response to comment 4. We note that through planned acquisitions in the United Kingdom you expect to reach a broad base of existing clients across Continental Europe. Disclose any planned acquisitions in detail, including the material events or steps involved, the associated costs and timelines, how you intend to fund such acquisitions, and the inherent risks and uncertainties. To the extent you do not have current plans to make acquisitions, remove the references to planned acquisitions.

Response: We have removed references to our planned acquisitions as follows:

“The Company’s business model focuses on executing a two-tier growth strategy:

a.       Growth by identifying and acquiring existing revenue producing companies with tenure of 10 years or greater in the technology spaces in which they operate, have attained a critical mass of customers, own intellectual property assets or provide critical services to business customers and governments. We have yet to identify such acquisitions.

5. Refer to your response to comment 5. Remove references to blockchain technology here and on page 22, given that you will not offer related services.

Response: In accordance with your request, we have removed references to blockchain technology in this section and on Page 22

Description of Business

Revenue Streams, page 21

6. Refer to your response to comment 6. Please revise your disclosure to comply with S-K Item 10(b). Alternatively, please revise to remove this disclosure.

Response: In accordance with you recommendation, we have removed this disclosure.

Certain Relationships and Related Transactions and Director Independence, page 29

7. Refer to your response to comment 8. Describe in this section all related party transactions which qualify for disclosure under Item 404(d) of Regulation S-K, including identifying the related party and the amounts involved. We note your disclosure on page 24 about related party loans and shareholder contributions in fiscal years 2017 and 2018.

Response: In accordance with your request, we have revised our disclosure as follows: “During the year ended December 31, 2017 the Company’s Chief Executive Officer, Ms. Chervil, advanced $88,863 in funds to the Company and was repaid $12,049 which is included in additional paid- in capital on the balance sheet of the Company as of December 31, 2017. The Company’s Chief Executive Officer also advanced $37,922 short term, non-interest-bearing loans to the Company and was repaid $7,134 which is included in related party loan on the balance sheet of the Company as of December 31, 2017.

During the year ended December 31, 2018 the Company’s Chief Executive Officer advanced 30,499 short term, non-interest-bearing loans to the Company and was repaid $2,659 which is included in related party loan on the balance sheet of the Company as of December 31, 2018.

During the quarter ended June 30, 2019 the Company’s Chief Executive Officer advanced 8,305 short term, non-interest-bearing loans to the Company which is included in related party loan on the balance sheet of the Company as of June 30, 2019.”

Changes In And Disagreements With Accountant on Accounting and Financial Disclosure, page

27

8. We note from your response to our prior comment 11 that Salberg & Company refused to provide the letter addressed to the SEC stating whether they agree with your statements under Item 304 of Regulation S-K. Please revise your disclosure in this section to indicate that your predecessor auditor has refused to provide this letter.

Response: In accordance with your request, we have revised our disclosure to indicate our predecessor auditor has refused to provide such letter.

Index to the Financial Statements

Year Ended December 31, 2016 and 2017, page F-13

9. We note that you provided unaudited financial statements and related notes for the fiscal year ended December 31, 2016. As you are only required to provide 2 years of audited financial statements, please revise to remove these unaudited financial statements or alternatively please clearly mark the 2016 financial statements as unaudited.

Response: We have removed the unaudited financial statements and related notes for the year ended December 31, 2016.

We trust our responses meet with your approval.

Sincerely,

/s/ Lynda Chervil

     Lynda Chervil, President